UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

UNIVERSAL FOREST PRODUCTS, INC.

(Exact Name of Registrant as Specified in Charter)

Michigan	00-22684	38-1465835
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 East Beltline, N.E. Grand Rapids, Michigan		49525
(Address of principal executive office)		(Zip Code)

David A. Tutas
Vice President, General Counsel, and Secretary
(616) 364-6161
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report.

Universal Forest Products, Inc. has included the Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2017 to December 31, 2017. Unless the context otherwise indicates, “Universal Forest Products,” “we,” “us” and “our” refer to Universal Forest Products, Inc. and its consolidated subsidiaries.

During 2017, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (the “Covered Products”). Conflict minerals are defined in Section 13(p) of the Securities Exchange Act of 1934, as amended, as (A) gold, cassiterite,  columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

A summary of our RCOI and steps of due diligence on the source and chain of custody of any 3TGs in our Covered Products is included in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. In addition to this, our Conflict Minerals Report and Form SD is publicly available on the Investor Relations section of our company website at: http://www.ufpinvestor.com/corporate-governance/highlights.

Forward-Looking Statements

This Form SD and the Conflict Minerals Report contains forward-looking statements which express a belief, expectation or intention, as well as those that are historical fact, and include statements relating to our compliance efforts and expected actions.  The words “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regards to timing, extent, likelihood and degree of occurrence.  We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made.  Actual results could differ materially from those included in such forward-looking statements.  Investors are cautioned that all forward-looking statements involve risk and uncertainty.  Undue reliance should not be placed on these forward-looking statements.

Item 1.02Exhibit.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01 Exhibits.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01. and 1.02 of Form SD.

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the year ended December 31, 2017 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL FOREST PRODUCTS, INC.

Dated: May 31, 2018	By:	/s/ Michael R. Cole
Michael R. Cole
Chief Financial Officer and Treasurer